DISH DBS CORPORATION
9601 South Meridian Boulevard

Englewood, CO 80112

July 23, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joyce Sweeney Kathleen Collins

Jeff Kauten

Larry Spirgel

Division of Corporation Finance

Re:	DISH DBS Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed July 2, 2021

File No. 333-257117

Ladies and Gentlemen:

DISH DBS Corporation (the “Company”) is submitting this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 14, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on June 15, 2021, as amended on July 2, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth the comment of the Staff from the Comment Letter in bold below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

General

1.	We note your response to prior comment 1. Rule 3-10(a)(2) of Regulation S-X requires that the parent company provide the disclosures specified in Rule 13-01 of Regulation S-X as one of the conditions that must be met to omit the separate financial statements of a subsidiary guarantor under Rule 3-10. Please revise to include the disclosures required by Rule 13-01(a)(1)-(3). Please also ensure that the wording of your financial and nonfinancial disclosures is consistent with the requirements in Rule 13-01.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has added the disclosures required by Rule 13-01(a)(1)-(3) of Regulation S-X on pages 52-53 of the Registration Statement, and has revised the previously provided language for consistency with the wording of the requirements in Rule 13-01.

Securities and Exchange Commission

July 23, 2021

Item 21. Exhibits and Financial Statement Schedules, page II-3

2.	We note Exhibit 22 filed in response to prior comment 1. Please revise to include the subsidiary guarantors of the guaranteed security for which the offer and sale is being registered on the Form S-4. Refer to Item 601(b)(22)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised Exhibit 22 to include the subsidiary guarantors of the guaranteed security for which the offer and sale is being registered.

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We hope that the foregoing has been responsive to the Staff’s comments. Please contact Brandon Ehrhart at (720) 514-5297 or brandon.ehrhart@dish.com should you require further information.

Very truly yours,

/s/ Paul Orban
Paul Orban Executive Vice President and Chief Financial Officer

cc:          Brandon Ehrhart

DISH DBS Corporation

Scott D. Miller

Sullivan & Cromwell LLP